Daniel R. Selis

email to: dan.selis@aol.com

4062 Lago Di Grata Circle
San Diego, Ca 92130
619.818.7147

Profile

Sales and Management Professional integrates an exemplary record of high productivity with 14 years of key account development success and a strong focus on new business development in a large corporate account environment.

Thrives in establishing rapport, trust and high profile relationships with key players using effective skills in negotiation and structuring profitable deals

Excels in prospecting with a specialty in the turnaround of competitively installed accounts with an industry reputation for service excellence

Experience

MISSION BREWERY, San Diego, CA   2007-present
President and CEO
- Successfully built factory producing 16,000 BBL yearly and growing
- Created a lineup of high quality core products
- Hired and developed a key team to grow sales and enter new markets

WELLS FARGO HOME MORTGAGE, San Diego, CA   2004-2007
Regional Builder Sales Manager
- Earned President's Club in 2006
- Key objective was systematic growth
- Territory included the southern half of the State of California and the State of Hawaii
- Main responsibility was business development
- Responsible for changing the sales culture to adapt and excel in a declining market
- Successfully launched "blitz" campaign for new business development
- Successfully procured over 60 new builder accounts

SAN FRANCISCO FUNDING, INC., Novato, CA   2000 to 2004
President and CEO
- Created mortgage bank from inception to $400 million in funded loan volume in two years
- Directly recruited and developed all systems of mortgage bank (sales, processing, underwriting, docs, funding, shipping, secondary marketing, accounting)
- Responsible for systems implementation, growth, and profitability
- Maintained control of office procedures and analysis of month end reports
- Produced and delivered presentations to developers and sales and marketing teams
- Maintained relationships with corporate accounts

NORTH AMERICAN MORTGAGE COMPANY, Novato, CA   1999 to 2000
District Builder Sales Manager

- Originated $50 million in new business with responsibility for loan production in the builder business sector.
- Initiate contact with builders, sales & marketing and on-site agents in developing excellent lender relationships and successfully generating new business.
- Key person in business development, generating over $1 billion in new accounts.

DIRECTORS/NORWEST MORTGAGE, San Diego/San Francisco, CA   **1993 - 1999**

Builder Account Manager (1997 – 1999)
- Handled Southern San Diego responsibilities for Company's largest account (Pardee Homes), one of California's largest developers. This project was valued at $300 million.
- Due to outstanding builder-client relationship, was awarded sales exclusivity on a 900 home master planned community.
- Consistently exceeded Company productivity goals.

Loan Officer (1993 – 1997)
Entry position with advancement due to rapid success and expertise in builder business and new account development.

Education/Special Training

San Diego State, San Diego, CA
BA, Mathematics, 1993